FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of June 2003


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                               15 Marylebone Road
                                     London
                                     NW1 5JD
                                     England

                        _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....


(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)


This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)





2 June 2003


              COLT APPOINTS HANS EGGERSTEDT TO BOARD OF DIRECTORS


COLT Telecom Group plc (COLT), a leading European provider of business communication services, announced today the appointment of Hans Eggerstedt as a non-executive director.

Mr Eggerstedt is a former Finance Director of Unilever, having retired from that position in 1999. Prior to being appointed Finance Director he held a range of management positions with Unilever and is currently a member of the Supervisory Board of Unilever Deutschland. Mr Eggerstedt is also a member of the Advisory Council of the ING Group, a member of the Supervisory Board of Rodamco Europe and has non-executive directorships with Jeronimo Martins and bolero.net.

COLT Chairman, Barry Bateman said:

"I welcome Hans to COLT. I am sure that we will value his expertise and counsel and that COLT will be well served by his experience in international business and knowledge of the German market in particular."


ABOUT COLT

COLT Telecom Group plc is a leading pan-European provider of business communications services. COLT has over 16,000 network services and eBusiness customers. The company owns an integrated 20,000 kilometre network that directly connects over 9,000 buildings in 32 major cities in 13 countries augmented with a further 27 points of presence across Europe and 11 Internet Solution Centres. COLT supplies customers across the full spectrum of industry, service and government sectors with unrivalled end-to-end network security, reliability and service.

COLT Telecom Group plc is listed on the London Stock Exchange (CTM.L) and NASDAQ
(COLT). Information about COLT and its products and services can be found on the web at www.colt.net.


CONTACT

John Doherty
Director Investor Relations
Tel: +44 20 7390 3681
Email: jdoherty@colt-telecom.com





                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.


Date: 2 June 2003                                    COLT Telecom Group plc



                                                     By: ___Mark A. Jenkins___


                                                     Mark A. Jenkins
                                                     Company Secretary